[Letterhead of NetEase.com, Inc.]

October 11, 2011

Ms. Mara Ransom

Ms. Angie Kim

Mr. William H. Thompson

Mr. Adam Phippen

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             NetEase.com, Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2010

Filed June 22, 2011

File No. 0-30666 (the “2010 Form 20-F”)

Dear Ms. Ransom, Ms. Kim, Mr. Thompson and Mr. Phippen:

In your letter dated September 27, 2011, you requested that we respond to your comments regarding the 2010 Form 20-F within ten business days or tell you when we would provide a response.  The Company is addressing the comments, and we request that the time to respond to your comments be extended by 5 business days to October 18, 2011.

We appreciate your support regarding our request.  Please contact me at (86 10) 8255-8163 or ochoi@corp.netease.com if you have any questions regarding the foregoing.

Sincerely,

/s/ Onward Choi

Onward Choi
Acting Chief Financial Officer
NetEase.com, Inc.

cc: Paul W. Boltz, Esq. — Ropes & Gray LLP